UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

On January 15, 2026, AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap”), issued $900 million aggregate principal amount of the Issuers’ 4.125% Senior Notes due 2029 (the “2029 Notes”) and $850 million aggregate principal amount of the Issuers’ 4.750% Senior Notes due 2033 (the “2033 Notes” and, together with the 2029 Notes, the “Notes”). In connection with the issuance of the Notes, AerCap is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-282733).

Exhibits

1.1
Underwriting Agreement, dated January 6, 2026, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC.

4.1
Thirteenth Supplemental Indenture relating to the 4.125% Senior Notes due 2029 and the 4.750% Senior Notes due 2033, dated as of January 15, 2026, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

        Date: January 15, 2026

EXHIBIT INDEX

1.1
Underwriting Agreement, dated January 6, 2026, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, AerCap Holdings N.V., AerCap Aviation Solutions B.V., AerCap Ireland Limited, International Lease Finance Corporation, AerCap U.S. Global Aviation LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC, Credit Agricole Securities (USA) Inc., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC.

4.1
Thirteenth Supplemental Indenture relating to the 4.125% Senior Notes due 2029 and the 4.750% Senior Notes due 2033, dated as of January 15, 2026, among AerCap Ireland Capital Designated Activity Company, AerCap Global Aviation Trust, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

5.1	Opinion of Cravath, Swaine & Moore LLP.

5.2	Opinion of NautaDutilh N.V.

5.3	Opinion of McCann FitzGerald Solicitors.

5.4	Opinion of Morris, Nichols, Arsht & Tunnell LLP.

5.5	Opinion of Smith, Gambrell & Russell, LLP.

23.1	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 5.1).

23.2	Consent of NautaDutilh N.V. (included in Exhibit 5.2).

23.3	Consent of McCann FitzGerald Solicitors (included in Exhibit 5.3).

23.4	Consent of Morris, Nichols, Arsht & Tunnell LLP (included in Exhibit 5.4).

23.5	Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.5).